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                       [DELOITTE & TOUCHE LLP LETTERHEAD]



June 17, 1996

Kids Mart, Inc.
801 Sentous Avenue
City of Industry, CA 91748
Attention of: Mr. Bernard Tessler, Chief Executive Officer


Dear Sirs:

We are currently in the process of completing our audit of the consolidated financial statements of Kids Mart, Inc. (the "Company") for the eight-month period ended January 27, 1996.

The Company, formerly Frost Hanna Acquisition Group, Inc., acquired all the outstanding shares of capital stock of Holtzman's Little Folk Shop, Inc. ("Holtzman's") from Woolworth Corporation ("Woolworth") and certain of Holtzman's operating assets and liabilities from Kinney Shoe Corporation, a wholly owned subsidiary of Woolworth ("Kinney"), on May 31, 1995 (the "Acquisition"). The preliminary purchase price of the Acquisition was $22,825,000. This purchase price was subject to adjustment based on the final book value of Holtzman's at May 31, 1995.

Subsequent to the Acquisition, disagreements have arisen between the Company and Woolworth regarding the determination of Holtzman's net assets at May 31, 1995. Additionally, the Company filed a complaint against Woolworth and Kinney in Superior Court for the County of Los Angeles on December 5, 1995 alleging fraud, negligent misrepresentation and breach of contract against both Woolworth and Kinney. On January 23, 1996, Woolworth filed and served a cross-complaint against the Company alleging causes of action for money paid on behalf of another and seeks recovery of charges and expenses paid by Woolworth on behalf of the Company.

Additionally, the Company receives information systems, accounting and administrative services from Woolworth pursuant to the terms of a transition service agreement. The initial term of the transition service agreement expires on May 31, 1996. We were informed by management of the Company that on April 30, 1996 Woolworth notified the Company of its decision to terminate the transition service agreement as of May 31, 1996 and discontinue providing these support services to the Company. The Company notified
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Woolworth of its interest in extending the transition services agreement until the Company completes the process of performing these functions internally.

Based on further conversation with management of the Company and Kaye, Scholer, Fierman, Hays & Handler, LLP. legal counsel for the Company, we understand that the Company and Woolworth have reached a settlement with Woolworth agreeing to a significant reduction in the purchase price of the Acquisition and also agreeing to extend the term of the transition services agreement, thus discharging all outstanding complaints and cross-complaints between the Company and Woolworth. We were also informed that the Company has not yet completed adjusting its consolidated financial statements to reflect the result of the purchase price adjustment.

Because of the significance that the purchase price adjustment will have on the consolidated financial statements of the Company, until the Company records the purchase price adjustment, we are unable to complete our audit of the consolidated financial statements of Kids Mart Inc. for the eight-month period ended January 27, 1996.


Very truly yours,


/s/ Deloitte & Touche LLP

Deloitte & Touche LLP